SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 4 July 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 20 June 2008
99.2	Transaction in Own Shares dated 23 June 2008
99.3	Transaction in Own Shares dated 24 June 2008
99.4	Transaction in Own Shares dated 25 June 2008
99.5	Holding(s) in Company dated 26 June 2008
99.6	Transaction in Own Shares dated 26 June 2008
99.7	Transaction in Own Shares dated 27 June 2008
99.8	Total Voting Rights dated 30 June 2008
99.9	Transaction in Own Shares dated 30 June 2008
99.10	Blocklisting Interim Review dated 2 July 2008

99.1

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 200,000 of its ordinary shares at a price of 703.6988p per share.

99.2

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 400,000 of its ordinary shares at a price of 691.6252p per share.

99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it purchased for cancellation 300,000 of its ordinary shares at a price of 684.2951p per share.

99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 150,000 of its ordinary shares at a price of 706.9746p per share.

99.5

26 June 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	CREDIT SUISSE INTERNATIONAL
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	23 JUNE 2008
6. Date on which issuer notified:	25 JUNE 2008
7. Threshold(s) that is/are crossed or reached:	TO OVER 3%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	I ndirect	Direct	I ndirect
GB00B1WQCS47	N/A	N/A	9,075,632	9,075,632	N/A	3.08%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
9 , 075,632	3.08%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
CREDIT SUISSE SECURITIES (
EUROPE
) LIMITED IS A PART OF THE INVESTMENT BANKING DIVISION OF CREDIT SUISSE ("CSIBD"), WHICH IS PART OF T
HE CREDIT SUISSE GROUP ("CSG").
 CSIBD IS A SEGREGATED BUSINESS UNIT WITHIN CSG WITH AN INDEPENDENT MANAGEMENT STRUCTURE AND EXERCISES ITS VOTING RIGHTS INDEPENDENTLY FROM OTHE
R
DIVISIONS OF CSG.

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 291,153,270
14 Contact name:	Catherine Springett Deputy Company Secretary InterContinental Hotels Group PLC
15. Contact telephone name:	01753 410242

99.6

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 150,000  of its ordinary shares at a price of 683.8137p per share.

99.7

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 400,000 of its ordinary shares at a price of 665.7546p per share.

99.8

InterContinental Hotels Group PLC
Transparency Directive Announcement

Date of Notification
30 June 2008

InterContinental Hotels Group PLC - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 30 June 2008, InterContinental Hotels Group PLC's issued capital consists of 286,130,395 ordinary shares with voting rights. The Company does not hold any shares in Treasury.

The above figure, 286,130,395 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Footnote:

150,000 shares repurchased on 26 June  2008 under InterContinental Hotels Group PLC's current share buyback programme, 400,000 shares bought back on 27 June 2008 and 40,000 shares repurchased on 30 June 2008 are due to be cancelled on 1, 2 and 3 July 2008 respectively under the terms of settlement (3 working days).

99.9

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 40,000 of its ordinary shares at a price of 661.0625p per share.

99.10

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically

and
 provided to an
ris
.

Date:

2
 July
20
08

Name of applicant :		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Executive Share Option Plan
Period of return:	From:	1 January 200 8	To:	3 0 June 200 8
Balance of unallotted securities under scheme (s) from previous return :		3 , 056 , 186
Plus: The amount by which the block scheme (s) has been increased since the date of the last return (if any increase has been applied for) :		NIL
Less: Number of securities issued/allotted under scheme (s) during period (see LR3.5.7G) :		136 , 412
Equals: Balance under scheme (s) not yet issued/allotted at end of period :		2 , 919 , 774

Name of contact:	Catherine Springett
Telephone number of contact:	01753 4102 42

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically

and
 provided to an
ris
.

Date:

2
 July
2008

Name of applicant :		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Sharesave Plan
Period of return:	From:	1 J anuary 200 8	To:	3 0 June 200 8
Balance of unallotted securities under scheme(s) from previous return:		1,299,652
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,299,652

Name of contact:	Catherine Springett
Telephone number of contact:	01753 41024 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	4 July 2008